

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2018

Kai Haakon E. Liekefett, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019

Re: HomeStreet, Inc.
Preliminary Proxy Statement on Schedule 14A filed April 3, 2018
File No. 1-35424

Dear Mr. Liekefett:

We have reviewed the above-captioned filing, and have the following comments. In our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. Please note that capitalized terms used but not defined herein have the meanings ascribed to them in the filing.

Cover Letter

1. We note the disclosure in the fourth paragraph. Please revise to clarify that following the Company's receipt of BLOMF's notice, and before the court ruling, the Board determined that the notice was deficient and informed BLOMF accordingly. Please insert a similar clarification in the relevant paragraphs on pages 6, 7, 12 and 21 of the filing.

Background to the Solicitation, page 16

2. We note the disclosure in the fourth paragraph on page 16. The relevance of such disclosure appears to be unclear. Please advise as to whether the extra weight given to the diversity of Board candidates played a role in the decision not to appoint Mr. Griege to the Board.

Kai Haakon E. Liekefett, Esq.
April 10, 2018
Page 2

3. The disclosure on page 20 refers to the Company's responses to BLOMF's actions of March 14 and March 21, but does not refer to the Company's response to BLOMF's March 13 filing of the lawsuit. Please advise.

Corporate Governance, page 29

4. In the "Board Leadership Structure" section that begins on page 30, please tell us what consideration you have given to describing BLOMF's proposal to separate the roles of Chairman of the Board and Chief Executive Officer.

    We remind you that the filing persons are responsible for the accuracy and adequacy of the disclosures contained within the filing, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact David Plattner, Special Counsel, at (202) 551-8094, or me, at (202) 551-3619, if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions